PRESS RELEASE

Banro Reports Incident at its Twangiza Mine Site

Toronto, Canada – February 7, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") reports that on February 7, 2017, a group of armed robbers attempted to enter the gate of Banro’s Twangiza mine site camp. In the process of this robbery attempt, three mine police officers and one of the armed robbers were killed, and a security guard was injured. One of the robbers is in the custody of local security agencies. No items were stolen and operations continue as normal.

The incident was recorded by Company surveillance cameras, the authorities were immediately notified and the investigation is ongoing. Banro expresses its heartfelt condolences to the families of the three mine police officers.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com